Exhibit 12.1
LGI Homes, Inc.
Computation of Ratio of Earnings to Total Fixed Charges

	Six Months Ended		Year Ended December 31,
	June 30, 2018		2017		2016		2015		2014		2013
Earnings available for fixed charges:
Net income before income taxes	$93,897,792		$171,402,114		$113,672,204		$80,279,533		$43,079,065		$22,803,327
Less: Income from unconsolidated joint ventures	—		—		—		—		—		(4,286,639)
Add: Distributed equity income of affiliated companies	—		—		—		—		—		4,413,972
Add: Fixed charges	16,054,659		24,515,339		18,652,004		14,398,932		6,094,459		1,410,618
Add: Amortization of capitalized interest	10,900,304		17,399,555		10,680,566		6,057,470		1,703,806		1,104,876
Less: Capitalized interest	(15,980,019)		(24,275,286)		(18,456,650)		(14,198,224)		(6,026,238)		(1,326,976)
Less: (Income) loss attributable to non-controlling interests	—		—		—		—		—		589,818
Total earnings available for fixed charges	$104,872,736		$189,041,722		$124,548,125		$86,537,711		$44,851,092		$24,708,996

Fixed charges:
Interest expense	$—		$—		$—		$—		$—		$50,946
Capitalized interest (includes amortization of debt discount and debt issuance cost)	15,980,019		24,275,286		18,456,650		14,198,224		6,026,238		1,326,976
Portion of rental expense which represents interest factor	74,640		240,053		195,355		200,708		68,221		32,696
Total fixed charges	$16,054,659		$24,515,339		$18,652,004		$14,398,932		$6,094,459		$1,410,618

Ratio of earnings to fixed charges	6.5	x	7.7	x	6.7	x	6.0	x	7.4	x	17.5	x